Exhibit 99.2

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

Regulus Therapeutics Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of Presentation and Summary of Significant Accounting Policies

Liquidity

If the Merger (see Note 9) is not completed, we intend to seek additional capital through equity and/or debt financings, collaborative or other funding arrangements with partners or through other sources of financing. Should we seek additional financing from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to scale back or discontinue the advancement of product candidates, reduce headcount, file for bankruptcy, reorganize, merge with another entity, or cease operations.

9. Subsequent Events

Pending Acquisition by Novartis AG

Merger Agreement

On April 29, 2025, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Novartis AG, a company limited by shares (Aktiengesellschafl) incorporated under the laws of Switzerland and Redwood Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the “Purchaser”). Under the terms of the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will conduct a cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company, for:

(i) $7.00 in cash per Share, subject to any applicable withholding and without interest thereon (the “Closing Amount”), plus

(ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $7.00 in cash (the Closing Amount and one CVR, collectively the “Offer Price”), subject to any applicable withholding and without interest thereon, upon the achievement of the milestone specified in a CVR Agreement governing the terms of the CVRs issued in connection with the Merger (as defined below) (the “CVR Agreement”).

If Shares representing more than 50% of the total number of all the outstanding Shares immediately prior to the expiration of the Offer have been validly tendered and not validly withdrawn in accordance with the terms of the Offer and the other conditions to consummation of the Offer have been satisfied, the Offer will be consummated, following which the Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of the Parent (the “Surviving Corporation”).

At the effective time of the Merger (“Effective Time”), each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares (a) owned by the Company, Parent, Purchaser, any direct or indirect wholly owned subsidiary of Parent or Purchaser, in each case, immediately prior to the Effective Time, (b) irrevocably accepted for purchase pursuant to the Offer (“Accepted Shares”), or (c) held by any stockholder of the Company who is entitled to demand and has properly and validly demanded their statutory right of appraisal of such Shares in accordance with, and in compliance in all respects with, Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be cancelled and extinguished and automatically converted into the right to receive the Offer Price , including the CVR, without interest thereon and subject to any applicable withholding taxes (the “Merger Consideration”) pursuant to the Merger Agreement and the CVR Agreement.

Effective as of immediately prior to the Effective Time, each Company stock option to purchase Shares (each, a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time will, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive from the Surviving Corporation the following:

•

With respect to each Company Option that has a per share exercise price that is less than the Closing Amount (each, an “In the Money Option”), (x) an amount in cash (without interest) equal to the product obtained by multiplying (I) the aggregate number of Shares underlying such In the Money Option immediately prior to the Effective Time by (II) an amount equal to the Closing Amount less the per share exercise price of such In the Money Option plus (y) one CVR with respect to each Share subject to such In the Money Option immediately prior to the Effective Time.

•

With respect to each Company Option that has a per share exercise price that is equal to or greater than the Closing Amount but less than $14.00 (each, an “Out of the Money Option”), one CVR with respect to each Share subject to such Out of the Money Option immediately prior to the Effective Time, and therefore may become entitled to receive, as of the date of the Milestone Payment (as defined below), an amount in cash (without interest), if any, equal to the product obtained by multiplying (I) the aggregate number of CVRs received in respect of such Out of the Money Option by (II) an amount equal to $14.00, less the per share exercise price of such Out of the Money Option (provided, that, if no Milestone Payments are made with respect to the CVRs under the terms of the CVR Agreement, then no payments will be made with respect to any Out of the Money Option).

•	Each Company Stock Option which has a per share exercise price that is equal to or greater than $14.00 will be cancelled without any consideration.

Effective as of immediately prior to the Effective Time, by virtue of the Merger automatically and without any action on the part of the Company, Parent, of the holder thereof:

•

Each Company restricted stock unit award that is, at the time of determination, subject to vesting or forfeiture conditions and that is not a PSU Award (as defined below) (each, an “RSU Award”) and that is outstanding immediately prior to the Effective Time will be cancelled and terminated and converted into the right to receive from the Surviving Corporation (x) an amount in cash (without interest) equal to the product obtained by multiplying (I) the aggregate number of Shares underlying such RSU Award immediately prior to the Effective Time by (II) the Closing Amount, plus (y) one CVR with respect to each Share subject to such RSU Award immediately prior to the Effective Time.

•

Each Company restricted stock unit award that is, at the time of grant, subject to performance-based and time-based vesting or forfeiture conditions (each, a “PSU Award”) that is outstanding immediately prior to the Effective Time will be cancelled and terminated and converted into the right to receive from the Surviving Corporation (x) an amount in cash (without interest) equal to the product obtained by multiplying (I) the aggregate number of Shares underlying such PSU Award immediately prior to the Effective Time by (II) the Closing Amount, plus (y) one CVR with respect to each such Share subject to such PSU Award immediately prior to the Effective Time.

At or following the Effective Time, holders of outstanding and unexercised Company Warrants (as defined in the Merger Agreement) shall be entitled to receive consideration in respect of each Company Share for which such Company Warrant is exercisable immediately prior to the Effective Time as follows:

•

With respect to each Company Warrant that has an exercise price less than the Closing Amount, (A) cash in an amount equal to the product obtained by multiplying (1) the aggregate number of Shares underlying such Company Warrant immediately prior to the Effective Time, by (2) an amount equal to (x) the Closing Amount, less (y) the exercise price payable per Share under such Company Warrant, plus (B) one CVR with respect to each Share subject to such Company Warrant immediately prior to the Effective Time, with such amounts payable in respect of the CVRs paid in accordance with the CVR Agreement.

•

With respect to each Company Warrant that has an exercise price equal to or greater than the Closing Amount, to the extent Milestone Payments are paid under the CVR Agreement, (A) cash in an amount equal to the product obtained by multiplying (1) the aggregate number of Shares underlying such Company Warrant immediately prior to the Effective Time, by (2) an amount equal to (x) $14.00 as of the Milestone Payment Date, less (y) the exercise price payable per Share under such Company Warrant.

The foregoing shall not apply to any holders of Company Warrants that elect to receive the Black Scholes Value (as defined in the applicable Company Warrants) in accordance with their Company Warrants or to any Company Warrant that has elected a cashless exercise of such Company Warrant prior to the Effective Time.

At the Effective Time, each share of Company Preferred Stock (as defined in the Merger Agreement) that is outstanding as of immediately prior to the Effective Time shall be canceled and extinguished and converted into the right to receive from the Surviving Corporation (A) an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares into which such shares of Company Preferred Stock are convertible immediately prior to the Effective Time, by (y) the Closing Amount; plus (B) one CVR with respect to each Share into which such shares of Company Preferred Stock are convertible immediately prior to the Effective Time.

The Merger Agreement also contains certain customary termination rights in favor of each of the Company and Parent, including the Company’s right, subject to certain limitations, to terminate the Merger Agreement in certain circumstances to accept a “Superior Proposal”, as defined in the Merger Agreement, and Parent’s right, subject to certain limitations, to terminate the Merger Agreement if the Company’s Board of Directors (the “Board”) changes its recommendation that stockholders of the Company tender their Shares in the Offer (as further described in the Merger Agreement). In addition, either the Company or Parent may terminate the Merger Agreement if the Offer has not been consummated by July 29, 2026 (the “Termination Date”). Upon termination of the Merger Agreement under certain specified circumstances, the Company will be required to pay Parent a termination fee (the “Company Termination Fee”) of $27.3 million. Specifically, the Company Termination Fee is payable if: (i) the Merger Agreement is terminated in certain circumstances; (ii) prior to such termination (but after the date of the Merger Agreement) a bona fide proposal for an alternative acquisition transaction has been publicly disclosed or otherwise made to the Board and not publicly withdrawn (if made publicly) and (iii) within twelve (12) months of such termination, the Company subsequently consummates an alternative acquisition transaction or enters into a definitive agreement providing for an alternative acquisition transaction. The Company Termination Fee will also be payable if the Merger Agreement is terminated: (a) by Parent, if the Board, or any committee thereof, withholds, amends or qualifies or modifies, in each case, in a manner adverse to Parent or Purchaser, its recommendation that the stockholders of the Company vote to adopt the Merger Agreement and approve the Merger or takes certain other actions that constitute a Company Board Recommendation Change under the Merger Agreement or (b) by the Company in order to enter into an agreement providing for an alternative acquisition transaction that constitutes a Superior Proposal. The Merger Agreement also provides that Parent will be required to pay a regulatory termination fee of $42.0 million to the Company if the Merger Agreement is terminated by either Parent or the Company because the acceptance for payment by Purchaser of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer (the “Acceptance Time”) has not occurred by the

Termination Date, and as of termination, the conditions to the Offer related to the expiration or termination of the HSR waiting period or the absence of any law or order that prohibits consummation of the Offer or the Merger or that has the effect of making the Offer or Merger illegal is arising under any antitrust law has not be satisfied, and all other conditions to the Offer (other than those conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived.

Contingent Value Rights Agreement

Pursuant to the Merger Agreement, as of or prior to the Acceptance Time, Parent and a rights agent (the “Rights Agent”) will enter into the CVR Agreement. Holders of CVRs will not be permitted to transfer the CVRs (subject to certain limited exceptions as set forth in the CVR Agreement).

Each CVR represents the right to receive a cash payment in the amount of $7.00, without interest, subject to any applicable withholding taxes (such applicable payment, the “Milestone Payment”), conditioned upon the achievement by Parent (or any of its affiliates, licensees, successor, assignees, or transferees) of the approval of the United States Food and Drug Administration of a new drug application for any pharmaceutical compound that contains the chemically modified oligonucleotide inhibiting microRNA-17 (miR-17), known as farabursen (RGLS8429) for the treatment of autosomal dominant polycystic kidney disease in human patients by December 31, 2034 (the “Milestone”).

Parent (directly or through its affiliates) is obligated to use certain specified commercially reasonable efforts to achieve the Milestone until the earlier of achievement of the Milestone and December 31, 2034. There can be no assurance that the Milestone will be achieved or that the Milestone Payment will be made.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Agreement and Plan of Merger

On April 29, 2025, we entered into the Merger Agreement. See Note 9 to the condensed financial statements included Item 1 of Part I of this report for a description of the Merger Agreement and the Merger.

Completion of the transaction in the Merger Agreement is expected in the second half of 2025, subject to the satisfaction or waiver of customary closing conditions, including the tender of Shares representing at least a majority of the total number of outstanding Shares, and other customary closing conditions and regulatory clearance.

LIQUIDITY AND CAPITAL RESOURCES

If the Merger is not completed and if we are unable to maintain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. If the Merger is not completed, to fund our operations in both the short term and long term (beyond 12 months), we will need to raise additional capital through equity and/or debt financings. There can be no assurance that we will be able to obtain the needed financing on acceptable terms or at all. Additionally, equity or debt financings may have a dilutive effect on the holdings of our existing stockholders.

If the Merger is not completed, our future capital requirements will depend on many factors, including:

•	the initiation, progress, timing and completion of preclinical studies and clinical trials for our development programs and product candidates, and associated costs;

•	the number and characteristics of product candidates that we pursue;

•	the terms and timing of any strategic collaboration, licensing and other arrangements that we may establish;

•	the outcome, timing and cost of regulatory approvals;

•	delays that may be caused by changing regulatory requirements;

•	the cost and timing of hiring new employees to support our continued growth;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;

•	the costs and timing of procuring clinical and commercial supplies of our product candidates;

•	the costs and timing of establishing sales, marketing and distribution capabilities, and the pricing and reimbursement for any products for which we may receive regulatory approval; and

•	the extent to which we acquire or invest in businesses, products or technologies.

Our future funding requirements will depend on the outcome of the proposed Merger with Novartis. To date, we have funded our operations primarily through the sale of equity, and to a lesser extent, through debt financings, up-front payments, research funding and milestone payments under collaborative arrangements. Since inception, we have primarily devoted our resources to funding research and development, including discovery research, and preclinical and clinical development activities. To fund future operations, if the Merger is not completed, we will likely need to raise additional capital. If the Merger is not completed, we anticipate that we will seek to fund our operations through public or private equity or debt financings or other sources, such as potential collaboration agreements. Although we have previously been successful in obtaining financing through our equity securities offerings, there can be no assurance that we will be able to do so in the future. There can be no assurance that deterioration in credit and financial markets and confidence in economic conditions will not occur in the future. If equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult to obtain, more costly and/or more dilutive.

PART II. OTHER INFORMATION

ITEM 1A.	RISK FACTORS

You should carefully consider the following risk factors, as well as the other information in this report, before deciding whether to purchase, hold or sell shares of our common stock. The occurrence of any of the following risks could harm our business, financial condition, results of operations and/or growth prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and those we may make from time to time. You should consider all the factors described when evaluating our business. The risk factors set forth below that are marked with an asterisk (*) were not included as a separate risk factor in, or contain changes to the similarly titled risk factors included in, Item 1A of our Annual Report. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock would likely decline.

RISKS RELATED TO OUR PENDING ACQUISITION BY NOVARTIS

We may not complete the pending transaction with Novartis within the timeframe we anticipate, or at all, which could have an adverse effect on our business, financial results, and/or operations.*

On April 29, 2025, the Company entered into the Merger Agreement with Novartis, providing for Purchaser to conduct a cash tender offer to acquire all of the outstanding Shares, for (i) $7.00 in cash per Share, subject to any applicable withholding and without interest thereon (the “Closing Amount”), plus (ii) one CVR per Share, representing the right to receive one contingent payment of $7.00 in cash, subject to any applicable withholding and without interest thereon, upon the achievement of the milestone specified in a CVR Agreement. Following the consummation of the Offer, Novartis will effect the Merger of the Purchaser with and into the Company, with the Company surviving the Merger as a wholly owned indirect subsidiary of Novartis.

The Purchaser’s obligation to purchase the Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of customary conditions, among others, (i) the expiration or termination of any waiting period and extensions thereof applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) there being validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), immediately prior to the expiration time of the offer a number of Shares that, together with any Shares then owned by Novartis, Purchaser or any of their direct or indirect wholly owned subsidiaries, represents at least one more Share than 50% of the total number of all the outstanding Shares immediately prior to the expiration time of the Offer, (iii) the absence of any law or order that prohibits or otherwise prevents the consummation of the Offer, the acquisition of the Shares by Novartis or Purchaser or the Merger, or that has the effect of making the Offer or Merger illegal and the absence of certain other foreign antirust proceedings, (iv) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to certain materiality standards, (v) the Company’s compliance and performance in all material respects with its covenants and agreements contained in the Merger Agreement, and (vi) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement). In addition, the Merger Agreement may be terminated under certain specified circumstances, including, but not limited to, by Novartis in the event of a change in the recommendation of the Board or by us to enter into an agreement for a “Superior Proposal,” as defined in the Merger Agreement. As a result, we cannot assure you that the transaction with Novartis will be completed, or that, if completed, it will be exactly on the terms set forth in the Merger Agreement as of its date or within the expected timeframe.

If the Merger is not completed within the expected timeframe or at all, we may be subject to a number of material risks. The price of our common stock may decline to the extent that current market prices of our common stock reflect a market assumption that the Merger will be completed. We could be required to pay Novartis a termination fee of $27.3 million if the Merger Agreement is terminated under specific circumstances described in the Merger Agreement. The failure to complete the Merger also may result in negative publicity and negatively affect our relationship with our stockholders, employees, regulators, and other business partners. We may also be required to devote significant time and resources to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement.

The pendency of the Merger could adversely affect our business, financial results and/or operations.*

Our efforts to complete the Merger could cause substantial disruptions in, and create uncertainty surrounding, our business, which may materially adversely affect our results of operation and our business. Uncertainty as to whether the Merger will be completed may affect our ability to recruit prospective employees or to retain and motivate existing employees. Employee retention or focus may be particularly challenging while the Merger is pending because employees may experience uncertainty about their roles following consummation of the Merger. A substantial amount of our management’s and certain employees’ attention is being directed toward the Offer and completion of the Merger and thus is being diverted from our day-to-day operations. Uncertainty as to our future could adversely affect our business and our relationship with collaborators, vendors, customers, regulators, and other business partners. For example, vendors, collaborators, and other counterparties may defer decisions concerning working with us, or seek to change existing business relationships with us. Changes to or termination of existing business relationships could adversely affect our results of operations and financial condition, as well as the market price of our common stock. The adverse effects of the pendency of the Merger could be exacerbated by any delays in completion of the Merger or termination of the Merger Agreement.

While the Merger Agreement is in effect, we are subject to restrictions on our business activities.*

While the Merger Agreement is in effect, we are subject to restrictions on our business activities, generally requiring us to conduct our business in the ordinary course and consistent with past practice in all material respects, and subjecting us to a variety of specified restrictions absent Novartis’s prior consent. These limitations include, among other things, restrictions on our ability to acquire other businesses and assets, dispose of our assets, make investments, enter into certain contracts, repurchase or issue securities, pay dividends, make capital expenditures, take certain actions relating to intellectual property, amend our organizational documents, and incur indebtedness. These restrictions could prevent us from pursuing strategic business opportunities, taking actions with respect to our business that we may consider advantageous and responding effectively and/or timely to competitive pressures and industry developments, and may, as a result, materially and adversely affect our business, results of operations and financial condition.

In certain instances, the Merger Agreement requires us to pay a termination fee to Novartis, which could require us to use available cash that would have otherwise been available for general corporate purposes.*

Under the terms of the Merger Agreement, we may be required to pay Novartis a termination fee of $27.3 million if the Merger Agreement is terminated under specific circumstances described in the Merger Agreement, including, but not limited to, in connection with a change in the recommendation of the Board or a termination of the Merger Agreement by us to enter into an agreement for a “Superior Proposal,” as defined in the Merger Agreement. If the Merger Agreement is terminated under such circumstances, the termination fee we would be required to pay under the Merger Agreement may require us to use available cash that would have otherwise been available for general corporate purposes and other uses. For these and other reasons, termination of the Merger Agreement could materially and adversely affect our business operations and financial condition, which in turn would materially and adversely affect the price of our common stock.

We have incurred, and will continue to incur, direct and indirect costs as a result of the pending transaction with Novartis.*

We have incurred, and will continue to incur, significant costs and expenses, including fees for professional services and other transaction costs, in connection with the pending transaction. We must pay substantially all of these costs and expenses whether or not the transaction is completed.

There are a number of factors beyond our control that could affect the total amount or the timing of these costs and expenses.

Litigation may arise in connection with the Offer or the Merger, which could be costly and divert management’s attention and otherwise materially harm our business.*

Lawsuits may be filed challenging the disclosures contained in the Offer and/or challenging other aspects of the proposed Merger. Regardless of the outcome of any future litigation related to the proposed Offer or Merger, such litigation may be time-consuming and expensive and may distract our management from running the day-to-day operations of our business. The litigation costs and diversion of management’s attention and resources to address the claims and counterclaims in any litigation related to the proposed Offer and Merger may materially adversely affect our business, financial condition and operating results. The outcome of any lawsuit filed or that may be filed challenging the Offer or the Merger is uncertain. If any lawsuit is successful in obtaining an order enjoining the Offer or the Merger, then the transaction may not be consummated within the expected time frame, or at all, and could result in substantial costs, including but not limited to, costs associated with the indemnification of our directors and officers. If the Merger is not consummated for any reason, litigation could be filed in connection with the failure to consummate the Merger. Any litigation related to the proposed Offer or Merger may result in negative publicity or an unfavorable impression of us, which could adversely affect the price of our common stock, impair our ability to recruit or retain employees, damage our relationships with our partners, or otherwise materially harm our operations and financial performance.

Our stockholders may not receive any payment on the CVR and the CVR may expire valueless.*

The Merger Consideration includes CVRs, each of which represents a contractual right to receive one contingent cash payment of $7.00 (the “Milestone Payment”) upon the achievement by Novartis (or any of its affiliates, licensees, successor, assignees, or transferees) of the approval of the FDA of a new drug application for any pharmaceutical compound that contains the chemically modified oligonucleotide inhibiting microRNA-17 (miR-17), known as farabursen (RGLS 8429) for the treatment of autosomal dominant polycystic kidney disease in human patients by December 31, 2034 (the “Milestone”). There can be no assurance the Milestone will be achieved and the Milestone Payment made with respect to the CVRs. The CVRs will not be transferable, except in the limited circumstances specified in the CVR Agreement, will not have any voting or dividend rights, and will not represent any equity or ownership interest in Novartis or any constituent party to the Merger Agreement, and interest will not accrue on the Milestone Payment potentially payable on the CVRs. Accordingly, the right of any of our stockholders to receive the Milestone Payment or derive any value from the CVRs will be contingent solely upon the occurrence of the Milestone, and if the Milestone is not achieved, no Milestone Payment will be made under the CVRs, and the CVRs will expire valueless.

The following risk factors do not take into account the planned acquisition by Novartis and assume that we remain a stand-alone company.

RISKS RELATED TO OUR FINANCIAL CONDITION AND NEED FOR ADDITIONAL CAPITAL

We will need to raise additional capital to develop our product candidates and implement our operating plans, and if we are unable to do so when needed, including because of the limitations imposed on us by the Merger Agreement, we will not be able to complete the development and commercialization of our product candidates.*

This Quarterly Report includes disclosures regarding management’s assessment of our ability to continue as a going concern as our current liquidity position and recurring losses from operations since inception and negative cash flows from operating activities raise substantial doubt about our ability to continue as a going concern. As of March 31, 2025, we had approximately $65.4 million of cash, cash equivalents and short-term investments. We believe these existing resources will only be sufficient to fund our planned operations and expenditures through the first quarter of 2026. We will need to raise additional capital to fund our operations, and if we are unable to raise additional capital when needed, we will not be able to continue as a going concern.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our research and development expenses to substantially increase in connection with our ongoing activities, particularly as we advance our product candidates towards or through clinical trials. We will need to raise additional capital to fund our operations and such funding may not be available to us on acceptable terms, or at all.

For the foreseeable future, we expect to rely primarily on equity and/or debt financings to fund our operations. For so long as the Merger Agreement is in effect, it restricts us from raising capital, including through the sale of our securities or the incurrence of indebtedness. Further, if there is volatility in the equity markets, it may create additional challenges to raising sufficient additional capital through an equity or equity-linked financing. Raising additional capital through the sale of securities could cause significant dilution to our stockholders. If we raise capital through future debt financings, the debt instruments governing such indebtedness may contain provisions that require us to comply with various covenants such as requiring us to maintain certain minimum cash balances or restricting our ability to dispose of assets, complete a merger or acquisition, incur indebtedness, encumber our assets, pay dividends or make other distributions to our stockholders, make specified investments and engage in transactions with our affiliates. In addition, if such indebtedness is secured against our assets, if we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against the collateral or force us into bankruptcy or liquidation.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Our ability to raise additional funds will depend, in part, on the success of our preclinical studies and clinical trials and other product development activities, regulatory events, our ability to identify and enter into licensing or other strategic arrangements, and other events or conditions that may affect our value or prospects, as well as factors related to financial, economic and market conditions, many of which are beyond our control. There can be no assurances that sufficient funds will be available to us when required or on acceptable terms, if at all.

If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	significantly delay, scale back or discontinue the development or commercialization of any future product candidates;

•

seek collaborations, or amend existing collaborations, for research and development programs at an earlier stage than otherwise would be desirable or for the development of programs that we otherwise would have sought to develop independently, or on terms that are less favorable than might otherwise be available;

•

dispose of technology assets, or relinquish or license on unfavorable terms, our rights to technologies or any future product candidates that we otherwise would seek to develop or commercialize ourselves;

•	pursue the sale of our company to a third party at a price that may result in a loss on investment for our stockholders; or

•	file for bankruptcy or cease operations altogether.

Any of these events could have a material adverse effect on our business, operating results and prospects.

Important Information About the Tender Offer

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Regulus Therapeutics Inc. (the “Company”). The solicitation and the offer to buy shares of the Company common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Novartis AG (“Novartis”) and Redwood Merger Sub Inc. (“Merger Sub”) intend to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Novartis, Merger Sub and the Company with the SEC at the website maintained by the SEC at www.sec.gov or by directing a request for such materials and other documents to the information agent for the offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at https://ir.regulusrx.com/. Further risks and uncertainties that could cause actual results to differ materially from the results anticipated by the forward-looking statements are detailed from time to time in the Company’s periodic reports filed with the SEC, including the Company’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. These filings, when available, are available on the investor relations section of the Company’s website mentioned above or on the SEC’s website at https://www.sec.gov.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND ANY AMENDMENTS THERETO, THE /RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.